EXHIBIT 99.10

EXECUTION COPY

PROPOSAL WITHDRAWAL LETTER
MSPEA Modified Plastics Holding Limited
October 9, 2019
The Board of Directors
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, P. R. China

Dear Sirs:
We refer to the letter of February 16, 2017 (the "Proposal Letter") delivered by us ("MSPEA"), Mr. Jie Han (the "Founder") and XD. Engineering Plastics Company Limited ("XD Engineering", and together with the Founder and MSPEA, the "Consortium") to China XD Plastics Company Limited (the "Company") setting forth the Consortium's preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of common stock of the Company not already owned by the Consortium in a going-private transaction (the "Proposed Acquisition").
We hereby advise you that, effective immediately, we no longer intend to participate in the Consortium and we no longer intend to participate in the Proposed Acquisition, and concurrently herewith are informing the Founder and XD Engineering to that effect.
We  will be filing with the Securities and Exchange Commission an amendment to our Schedule 13D to disclose our communications with you and with the Founder and XD Engineering regarding our intention to no longer participate in the Consortium and Proposed Acquisition.
Sincerely,

MSPEA Modified Plastics Holding Limited

By:	/s/ Ivan John Sutlic
Name:	Ivan John Sutlic
Title:	Authorized Signatory